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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                        SPLASH TECHNOLOGY HOLDINGS, INC.
                           (Name of Subject Company)

                        SPLASH TECHNOLOGY HOLDINGS, INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   848623104
                         (CUSIP Number of Common Stock)

                             Kevin K. Macgillivray
                            Chief Executive Officer
                        Splash Technology Holdings, Inc.
                               555 Del Rey Avenue
                              Sunnyvale, CA 94085
                                 (408) 328-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                With a copy to:

                              Kurt J. Berney, Esq.
                     Wilson Sonsini Goodrich & Rosati, P.C.
                               650 Page Mill Road
                              Palo Alto, CA 94304
                                 (650) 493-9300

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION

   The name of the subject company is Splash Technology Holdings, Inc., a Delaware corporation ("Splash"). The address of Splash's principal executive offices is 555 Del Rey Avenue, Sunnyvale, CA 94085. The telephone number of the principal executive offices of Splash is (408) 328-6300. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of Splash, and the associated preferred share purchase rights (the "Common Stock"). As of September 8, 2000, there were 14,611,430 shares of Common Stock issued and outstanding, and options outstanding to purchase an aggregate of 2,144,296 shares of Common Stock under Splash's 1996 Stock Option Plan, as amended (the "Option Plan").

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

   The name and business address of Splash, which is the person filing this Statement, are set forth in Item 1 above.

   This statement relates to the tender offer being made by Vancouver Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Electronics For Imaging, Inc. ("EFI"), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated September 14, 2000 and filed with the Securities and Exchange Commission (the "Commission"), to purchase all the outstanding shares of Common Stock, at a price of $10.00 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated September 14, 2000 (as it may be amended, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer") included in the Schedule TO. A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit 1 and Exhibit 2 hereto, respectively, and each is incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to Splash's stockholders concurrently with this Schedule 14D-9.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 30, 2000, by and among EFI, the Purchaser and Splash (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that, as soon as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, the Purchaser will be merged with Splash (the "Merger"), with Splash continuing as the surviving corporation and a subsidiary of EFI. A copy of the Merger Agreement is filed as Exhibit 3 hereto.

   The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of Common Stock that, together with the shares then owned by the Purchaser and EFI, would represent at least a majority of the total number of outstanding shares of Common Stock on a fully diluted basis, excluding unvested options (the "Minimum Condition") and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer also is subject to certain other conditions set forth in Annex A to the Merger Agreement.

   As set forth in the Schedule TO, the principal executive offices of the Purchaser are located at 303 Velocity Way, Foster City, CA 94404. All information in this Schedule 14D-9 or incorporated by reference herein concerning the Purchaser or its affiliates, or actions or events in respect of any of them, was provided by the Purchaser or EFI, and Splash assumes no responsibility therefor.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

   Certain contracts, agreements, arrangements or understandings between Splash or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to the
Schedule 14f-1 that is attached as Annex A hereto and is incorporated herein by reference. Except as described or referred to herein and in Annex A, to the knowledge of Splash, as of the date hereof,

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there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Splash or its affiliates and (i) Splash, its executive officers, directors or affiliates; or (ii) EFI or the Purchaser, their respective officers, directors or affiliates.

   In considering the recommendation of the Board of Directors of Splash (the "Board of Directors") set forth in Item 4 below, Splash's stockholders should be aware that certain members of Splash's management and certain members of Splash's Board of Directors have interests in the Offer and the Merger, which are described herein and in Annex A hereto and which may present them with certain conflicts of interest. The Board of Directors is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

   The Merger Agreement. A summary of the material provisions of the Merger Agreement is included in "The Offer--Background of the Offer; Contacts with Splash; Merger Agreement; Tender and Voting Agreement; Exclusivity Agreement; Confidentiality Agreement; Employment Offer Letters" of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the material summarized in the Offer to Purchase.

   Employment and Other Agreements. David Emmett, Splash's Senior Vice President of Engineering, is a party to an employment agreement with Splash, which sets forth Mr. Emmett's compensation arrangements, including salary, bonus, stock options and benefits. The agreement provides that, among other things, in the event of Mr. Emmett's termination by Splash without cause or in the event Mr. Emmett's employment is constructively terminated, Mr. Emmett will generally be entitled to a pro rated bonus, three months healthcare and other welfare benefits and accelerated vesting of all of Mr. Emmett's outstanding, unvested stock options upon his termination.

   In connection with the Merger, the unvested stock options held by Splash's non-employee directors will be accelerated and fully vested. However, the dollar value of the acceleration benefit will be limited to $35,000 for all of the non-employee directors.

   In connection with the Merger, EFI intends to offer employment to Kevin Macgillivray, Splash's Chief Executive Officer, John Ritchie, Splash's Chief Financial Officer and Sally Cabbell, Splash's Senior Vice President, Human Resources. Additionally, EFI has offered to amend Mr. Emmett's employment agreement. These employment arrangements are more fully described under the caption "Employment Offer Letters" in the Offer to Purchase and that disclosure is incorporated herein by reference. Once the offer letters are finalized, they will be filed as exhibits to an amendment to this Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

   The Board of Directors of Splash unanimously (1) determined that each of the Merger Agreement, the Offer and the Merger is fair to, and in the best interests of, Splash and its stockholders, (2) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommends that the stockholders of Splash accept the Offer and tender their shares pursuant to the Offer.

   A copy of the press release issued by Splash and EFI on August 31, 2000 announcing the Merger and the Offer is filed herewith as Exhibit 5 and is incorporated herein by reference. A copy of a letter to Splash's stockholders communicating the recommendation of the Board of Directors is filed herewith as
Exhibit 4 and is incorporated herein by reference.


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 Background of the Transaction.

   From time to time, the Board of Directors has evaluated Splash's strategic options. In mid-1999, Splash initially retained Thomas Weisel Partners LLC, or TWP, to assist in this effort. As part of this engagement, TWP and Splash's management identified eight (including EFI) prospective strategic partners for Splash based on strategic fit and their determination of which entities would be most likely interested in engaging in a strategic combination or arrangement with Splash. For various reasons, including a decision to operate the business and complete certain product development efforts, Splash did not contact any potential partner at that time.

   In June 2000, the Board of Directors reengaged TWP to assist it in evaluating its strategic options. Splash's management confirmed that the previously identified parties continued to be the most likely interested parties. During June, July and August, TWP contacted each of these parties (but not EFI). Only one of these parties expressed an interest in a potential transaction and was provided a limited amount of Splash's confidential information after signing an appropriate confidentiality agreement. Subsequently, however, this entity indicated that for its own strategic reasons it was not interested in pursuing a transaction at this time.

   In late July 2000, Mr. Joseph Cutts, EFI's Chief Financial Officer, contacted Mr. Kevin Macgillivray, Splash's Chief Executive Officer, regarding a possible combination or acquisition. Both Splash and EFI sell color server products and each is very familiar with the other's business and technologies. Messrs. Cutts and Macgillivray met each other for the first time in June at a conference. In addition, in early 1999, representatives from EFI and Splash had briefly met to discuss a potential transaction, but no meetings were held subsequently until July 2000, when the parties began discussing this transaction.

   To facilitate discussions between the parties, on August 9, 2000, Splash and EFI entered into a mutual confidentiality and standstill agreement.

   On August 14, 2000, representatives of Splash and EFI and their respective counsel met formally for the first time to explore whether there was a possible transaction between the parties. At this time, both companies acknowledged their familiarity with each other's business and management exchanged limited financial and other information.

   During the weeks of August 14 and August 21, there were numerous discussions and meetings between Splash's and EFI's management regarding a possible transaction. At these meetings Splash's management indicated an interest in receiving EFI common stock in a potential transaction and EFI indicated its preference to pay cash for Splash's Common Stock. Mr. Macgillivray informally advised and consulted with each of the Splash directors during this period regarding these discussions.

   On August 18, Mr. Macgillivray advised Mr. Guy Gecht, EFI's Chief Executive Officer, and Mr. Cutts of Splash's upcoming Board of Directors meeting at which the Board of Directors would be reviewing with representatives of TWP and Wilson Sonsini Goodrich & Rosati, P.C., Splash's outside counsel ("Wilson Sonsini"), the status of its strategic options review. Among other things, Mr. Macgillivray advised Mr. Gecht that he believed EFI should submit a term sheet indicating the terms of any proposed transaction including a price range and other material terms.

   On August 22, 2000, EFI and its internal and outside legal counsel commenced their due diligence of Splash.

   On the afternoon of August 24, 2000, the Board of Directors met at the offices of Wilson Sonsini to review the results of TWP's solicitation efforts. At this meeting, the Board of Directors, was advised by Splash's management of EFI's continued interest in a possible transaction. Mr. Macgillivray advised the Board of Directors that Mr. Gecht had called him immediately prior to the meeting indicating that, subject to consummation of its ongoing due diligence and negotiation of other satisfactory terms, EFI was interested in a cash acquisition at a price range of $9 to $10 per share of Splash Common Stock. In addition to reviewing with the Board of Directors the results of its earlier efforts, representatives of TWP also advised the Board of

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Directors that in anticipation of the August 24th meeting it had recontacted several of the previously identified potential strategic partners or acquirers. None of these parties expressed an interest in engaging in a potential transaction at that time.

   Following these reports, the Board of Directors discussed and considered, among other things, the long term prospects for Splash's business and its markets, Splash's dependence on a single large customer, including the past and current issues associated with that customer's business, seasonality and logistics Splash's past and anticipated difficulties in expanding its customer base, the ongoing intellectual property litigation with EFI, the lack of definitive proposed terms from EFI and the Board's fiduciary duties under Delaware law in the context of a possible sale of Splash. At that time, the Board of Directors made no determination regarding a possible transaction. The Board of Directors did, however, instruct management and its representatives to engage EFI to explore a more definitive proposal (including a higher potential acquisition price payable in EFI stock) and to allow EFI to complete its due diligence investigation. The Board of Directors also instructed Mr. Macgillivray that they believed that, in order to obtain the highest possible price and retain negotiating leverage with EFI, it was necessary for negotiations to proceed through TWP in an accelerated time frame consistent with their strategic options review.

   Early in the morning of August 25, 2000, Mr. Macgillivray contacted Mr. Gecht indicating that the Board of Directors was not prepared to proceed with discussions unless EFI delivered a more definitive proposal at a higher acquisition price. He also advised Mr. Gecht that the economic terms of any possible transaction were to be negotiated on behalf of the Board of Directors by representatives of TWP with the assistance of Wilson Sonsini.

   Mr. Gecht later informed Mr. Macgillivray that Mr. Thomas Unterburg, an EFI director, was to be the individual with whom TWP's representative was to speak regarding the possible transaction.

   On the evening of August 25, 2000, EFI provided Splash's management with a non-binding proposal indicating a cash price of $10 per share of Common Stock. The term sheet also provided for, among other things, a 5% "break-up fee" (approximately $7,350,000) required to be paid by Splash if Splash entered into an agreement with respect to an acquisition proposal superior to EFI's offer or the Board of Directors changed its recommendation in favor of EFI's offer in favor of a competing transaction; a Splash "lock-up option" in favor of EFI to acquire 19.9% of the outstanding Common Stock at $10 per share; and an option by Splash's officers and directors granting to EFI the right to acquire their shares of Common Stock. The EFI proposal was conditioned on, among other conditions, EFI's satisfactory completion of its due diligence and Splash's agreement to negotiate any potential acquisition of Splash exclusively with EFI until September 8, 2000, a roughly two-week period.

   On the morning of August 26, 2000, Splash's management and a representative of the Board of Directors reviewed with representatives of TWP and Wilson Sonsini, EFI's proposed terms. It was determined that rather than a two-week exclusivity period, Splash was only willing to provide EFI with an exclusivity period that ended at midnight, August 30, 2000. Later that day, a representative of TWP communicated to Mr. Unterburg, EFI's representative, Splash's desire for a higher acquisition price comprised of EFI stock and Splash's willingness to agree to an exclusivity period ending on August 30, 2000. The representative of TWP also indicated that the 5% break-up fee, the 19.9% lock-up option and certain other provisions in the term sheet were unacceptable from Splash's perspective. In response, Mr. Unterburg indicated to the representative of TWP that EFI was unwilling to pursue a stock transaction and that $10 per share was the highest price that EFI was willing to pay. Without agreeing to the terms of a possible acquisition, the parties agreed to an exclusive negotiating period ending August 30, 2000.

   During the night of August 26, 2000, the parties entered into the exclusivity agreement.

   On August 28, 2000, EFI's outside counsel, Brobeck, Phleger & Harrison LLP ("Brobeck"), delivered a draft Merger Agreement. The draft agreement provided for a $10 per share cash purchase price, extensive representations and warranties to be made by Splash; numerous conditions to EFI's offer; an agreement by

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Splash not to solicit third-party proposals to acquire the company; a 5% break-
up fee; a 19.9% lock-up option; and an option by Splash's officers and directors granting to EFI the right to acquire their Splash shares.

   On August 28 and 29, 2000, Splash's and EFI's respective outside counsel negotiated a number of the terms of the Merger Agreement making progress on the scope of Splash's representations and warranties and the conditions to EFI's proposed offer. The parties, however, did not progress on the break-up fee, the 19.9% lock-up option or the director/officer option.

   On the afternoon of August 29, 2000, the Board of Directors met telephonically with representatives of Splash's management and outside counsel. The Board of Directors was advised of the progress of negotiations. Among other provisions, the Board of Directors continued to object to the 5% break-up fee, the 19.9% lock-up option and director/officer options on the grounds that these provisions might inappropriately inhibit the ability of the Board of Directors to consider an unsolicited superior proposal to acquire Splash.

   During the day on August 30, 2000, Splash's and EFI's respective outside counsel continued to negotiate the terms of the Merger Agreement. Early in the evening on August 30th, representatives of Splash, EFI, TWP, Brobeck and Wilson Sonsini met telephonically to negotiate and resolve outstanding issues on the Merger Agreement and assist EFI in concluding its due diligence investigation of Splash. During this meeting, the parties agreed to reduce the break-up fee to $5,500,000, or approximately 3.75% of the transaction price, and EFI dropped its requirements for the 19.9% lock-up and director/officer options.

   On the evening of August 30, 2000, the Board of Directors met, reviewed and discussed the proposed acquisition. At the meeting, Wilson Sonsini gave a presentation to the Board of Directors on the terms of the Merger Agreement and related documents, the structure of the Offer and the Merger and the Board's fiduciary duties to stockholders. The Board of Directors received an oral opinion from TWP at the meeting that, as of such date, the $10.00 cash per share of Common Stock to be received by the holders of Common Stock (other than EFI and the Purchaser) pursuant to the Offer and the Merger as contemplated in the Merger Agreement was fair from a financial point of view to such holders. This oral opinion was subsequently confirmed by delivery of the written opinion of TWP, dated August 30, 2000, a copy of which is attached as Exhibit 6. The members of the Board of Directors discussed the terms of the proposed acquisition with management, TWP and among themselves. Following this discussion, the Board of Directors unanimously:

  . determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of Splash and the holders of the Common Stock;

  . approved and adopted the Merger Agreement and the transactions contemplated thereby; and

  . resolved to recommend that the stockholders of Splash accept the Offer and approve and adopt the Merger Agreement and approve the transactions contemplated thereby.

   During the night of August 30, 2000, Splash, EFI and the Purchaser executed the Merger Agreement and simultaneously, EFI, the Purchaser and the directors and several officers of Splash executed the Tender and Voting Agreement.

  Factors Considered by the Board of Directors.

   In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all stockholders tender their Common Stock pursuant to the Offer, the Board of Directors considered a number of factors, including:

  . the financial and other terms of the Offer, the Merger Agreement and the related transaction agreements;

  . TWP's opinion to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the $10.00 cash per share of Common Stock consideration to be received by the holders of Common Stock (other than EFI and the Purchaser) pursuant to the Offer and the Merger was fair to the stockholders of Splash, from a financial point of view (the "Fairness Opinion") and its presentation with respect to that opinion;

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  . that the $10.00 per share tender offer price represents a premium of approximately 39.1% over the closing price of the Common Stock on the Nasdaq National Market System ("Nasdaq") on August 30, 2000, the last full trading day prior to the public announcement of the execution of the Merger Agreement and a premium of approximately 38.2% to the average closing price of the Common Stock on Nasdaq for the prior 20 trading days;

  . the history of the price of the Common Stock on Nasdaq over the last 12 months and management's anticipated trading activity for the Common Stock for the next 12 months;

  . Splash's historical dependence on a single large customer and related difficulties in projecting sales levels made even more acute by current customer conditions;

  . the long-term prospects of Splash and its potential markets, particularly in light of slowing growth in the overall market for color server products;

  . Splash's past and anticipated difficulties in expanding its customer base and product lines;

  . Splash's difficulties as an independent company to effectively compete with manufacturers of embedded color server solutions, substantially all of whom have significantly greater financial resources than Splash;

  . the failure of any of the other potential bidders to submit a bona fide proposal to enter into a strategic transaction with Splash or to acquire Splash;

  . the continued difficulties that Splash might have in attracting and retaining qualified members of management as an independent company;

  . the view of the Board of Directors, based in part upon the presentation of management, regarding the likelihood of a superior offer arising;

  . Splash's inability to distribute its cash balances to its stockholders on a tax efficient basis;

  . the experience, reputation and financial condition of EFI and EFI's knowledge about Splash's industry;

  . the provisions of the Merger Agreement, including the provisions allowing
    Splash to respond to certain unsolicited inquiries concerning an acquisition of Splash, and the provisions which permit Splash to terminate the Merger Agreement upon payment of a break-up fee under certain circumstances;

  . the fact that EFI's and the Purchaser's obligations under the Offer were not subject to any financing condition;

  . EFI's financial condition and ability to cause the Purchaser to meet its obligations under the Merger Agreement;

  . the alternatives available to Splash in light of the consideration proposed to be paid for the Common Stock pursuant to the Offer and the Merger Agreement;

  . legal matters relating to the Offer and the Merger Agreement, including the review provided for under the Hart-Scott-Rodino Anti-Trust Improvements Act with respect to the antitrust implications of the Offer and the terms of the Offer and the Merger Agreement;

  . the willingness of the directors and members of management of Splash to enter into the Tender and Voting Agreements, pursuant to which, among other things, such persons agreed to tender the Common Stock owned by them for purchase by the Purchaser pursuant to the Offer;

  . the continuing uncertainty caused by the intellectual property litigation between Splash and EFI; and

  . the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of Splash and the nature of the industry in which it operates.

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   The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors. Rather, the Board of Directors made its determination that the Merger Agreement, the Offer and the Merger are fair to, and in the best interests of, the stockholders of Splash based on the totality of the information presented to and considered by the Board of Directors.

   The full text of TWP's written opinion discussed in the second bullet point above, which sets forth, among other things, the assumptions made, matters considered and limitations in the review undertaken by TWP in connection with the opinion, is attached hereto as Annex B and is incorporated herein by reference. TWP's opinion is directed only to the Board of Directors, addresses only the fairness of the $10.00 per share of Common Stock, from a financial point of view, to be received in the Offer and the Merger by holders of Common Stock and does not constitute a recommendation to any stockholder to adopt the Merger Agreement, or to tender shares pursuant to the Offer. Holders of shares are urged to read the opinion carefully and in its entirety. The summary of the opinion of TWP in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

   To Splash's knowledge, all its executive officers, directors, affiliates or subsidiaries currently intend to tender all shares of Common Stock that are held of record or are beneficially owned by them pursuant to the Offer, other than the Common Stock, if any, held by such persons that, if tendered, could cause them to incur liability under Section 16(b) of the Securities Exchange Act of 1934.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

   Pursuant to a letter agreement entered into in August 1999 and reaffirmed on June 13, 2000, Splash retained TWP as Splash's exclusive financial advisor to provide financial advisory and investment banking services in connection with a potential business combination involving Splash. Pursuant to the terms of the letter agreement, Splash agreed to pay TWP (i) a cash fee of $50,000 payable at the time of the execution of the letter agreement and (ii) a transaction fee (calculated as set forth below and against which the $50,000 fee would be credited) if any business combination involving Splash was consummated during the term of the letter agreement with a TWP prospect or within 12 months thereafter. The transaction fee with respect to the Offer and the Merger is to be calculated as 1% of the total consideration, which would result in a fee of approximately $1,460,000. In addition, Splash agreed to reimburse TWP for its reasonable travel and other out-of-pocket expenses, including reasonable fees and disbursements of counsel, and to indemnify TWP against liabilities and expenses arising out of the engagement and the transactions in connection therewith.

   Neither Splash nor any person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders of Splash on its behalf with respect to the Offer and the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

   No transactions in the Common Stock have been effected in the past 60 days by Splash or any subsidiary of Splash, or, to the knowledge of Splash, any affiliate or any executive officer or director of Splash.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

   (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by Splash in response to the Offer that relates to:
(i) a tender offer for or other acquisition of Splash's securities by Splash, any subsidiary of Splash or any other person; (ii) any extraordinary transaction, such as a merger,

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reorganization or liquidation, involving Splash or any subsidiary of Splash;
(iii) any purchase, sale or transfer of a material amount of assets of Splash or any subsidiary of Splash; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Splash.

   (b) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION

   During the course of discussions between EFI and Splash, Splash provided EFI with certain financial projections for Splash for the third quarter of 2000 and year 2000 results. Splash disclosed to EFI that, due to increased focus on inventory levels at one of its key channel partners, as well as a slip in the launch schedule of a new product line, the expected sales level for the third quarter of 2000 is in the range of $7-11 million, and that Splash's revised revenue growth outlook for the full 2000 year is expected to be flat.

   These projections were publicly disclosed on August 31, 2000 in connection with the announcement of the execution of the Merger Agreement. Neither EFI nor Splash assumes any responsibility for the accuracy of these projections. These projections may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of Splash. There can be no assurance that the projections will be realized, and actual results may vary materially from those shown.

   On August 31, 2000, a class action complaint was filed in the Superior Court of the State of California, in and for the County of Santa Clara, by Gerald W. Burr against Splash and certain of its current and former directors. The complaint alleges that defendants breached their fiduciary duties to Splash's shareholders in connection with the negotiation and execution of the Merger Agreement. The complaint seeks declaratory and injunctive relief, including enjoining the Merger, rescinding the Merger Agreement and related documents, directing the individual defendants to obtain a transaction in the best interest of Splash's shareholders until the process for the sale or auction of Splash is completed, and costs and attorneys' fees. A copy of the complaint is attached hereto as Exhibit 7.

ITEM 9. EXHIBITS


   Each of the following exhibits has been filed with the Commission and is available for inspection at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or on the Commission's Internet site (http://www.sec.gov).

  Exhibit 1. Offer to Purchase, dated September 14, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO).

  Exhibit 2.  Letter of Transmittal (incorporated by reference from Exhibit
              (a)(2) to the Schedule TO).

  Exhibit 3. Agreement and Plan of Merger dated as of August 30, 2000 among EFI, the Purchaser and Splash (incorporated by reference from Exhibit (d)(1) to the Schedule TO).

  Exhibit 4.  Letter to Stockholders dated September 14, 2000.

  Exhibit 5. Press Release, dated August 31, 2000, of Splash and EFI (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by Splash with the Commission on August 31, 2000).

  Exhibit 6. Opinion of Thomas Weisel Partners LLC (attached to this Statement as Annex B).

  Exhibit 7. Complaint of Gerald W. Burr against Splash and certain of its current and former directors, dated August 31, 2000.

                                   SIGNATURE

   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          SPLASH TECHNOLOGY HOLDINGS, INC.

                                                 /s/ Kevin K. Macgillivray
                                          By: _________________________________
                                               Name: Kevin K. Macgillivray
                                             Title: Chief Executive Officer

Dated: September 14, 2000

                                                                         ANNEX A

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

   NO VOTE OR OTHER ACTION OF SPLASH TECHNOLOGY HOLDINGS' STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO SPLASH TECHNOLOGY HOLDINGS, INC.

                                    GENERAL

   This Information Statement is being mailed on or about September 14, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Splash Technology Holdings, Inc., a Delaware corporation ("Splash"), to the holders of record of shares of common stock, par value $0.001 per share, of Splash (the "Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to the Board of Directors of Splash. Such designation is to be made pursuant to an Agreement and Plan of Merger, dated August 30, 2000 (the "Merger Agreement"), by and among Electronics For Imaging, Inc., a Delaware corporation (the "Parent"), Vancouver Acquisition Corp., a Delaware corporation (the "Purchaser"), and Splash.

   The Merger Agreement provides that, after the purchase by the Purchaser pursuant to the Offer, the Parent will be entitled to designate the number of directors, rounded up to the next whole number, on Splash's Board of Directors (the "Parent Designees") as will give the Parent representation on Splash's Board of Directors proportionate to the percentage of the total number of shares then outstanding that the Parent or any of its affiliates owns. Splash has agreed in the Merger Agreement to take all action necessary to cause the Parent Designees to be elected to Splash's Board of Directors, including increasing the size of Splash's Board of Directors or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, until the closing of the Merger, under the terms of the Merger Agreement, at least two members of the Splash's Board of Directors must be independent.

   You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

   The information contained in this Information Statement concerning the Parent and the Purchaser has been furnished to Splash by the Parent. Splash assumes no responsibility for the accuracy or completeness of such information.

                          VOTING SECURITIES OF SPLASH

   The Common Stock is the only class of voting securities of Splash outstanding. Each share of Common Stock has one vote. As of August 31, 2000, there were 14,611,430 shares of Common Stock outstanding.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

   The Board of Directors of Splash currently consists of six members. The Parent has informed Splash that the Parent Designees will be any of Guy Gecht, Joesph Cutts, Fred Rosenzweig or James Etheridge or any other of the directors and executive officers of the Parent or Purchaser described in the section "Information Concerning Us and EFI" in the Offer to Purchase, dated September 14, 2000, of the Purchase and EFI, a copy of which is being mailed to Splash's stockholders together with the Schedule 14D-9 and this Information Statement. The information in such section is incorporated herein by reference. The business address of each such person is c/o Electronics For Imaging, Inc., 303 Velocity Way, Foster City, CA 94404.

   None of the directors or executive officers of Splash or the Parent Designees, during the past five years, has (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each director and executive officer of Splash and each Parent Designee is a citizen of the United States.

   The Parent and the Purchaser have advised Splash that none of the Parent Designees (i) is currently a director of, or holds any position with, Splash,
(ii) has any familial relationship with any directors or executive officers of Splash and (iii) to the knowledge of the Parent and the Purchaser, beneficially owns any equity securities (or rights to acquire any such securities) of Splash. Splash has been advised by the Parent and the Purchaser that, to the Parent's and the Purchaser's knowledge, none of the Parent Designees has been involved in any transaction with Splash or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC, except as may be disclosed herein, in the Schedule 14D-9 or in the Schedule TO.

            THE CURRENT MEMBERS OF THE BOARD OF DIRECTORS OF SPLASH

   The current directors of Splash, their ages, and their principal occupation and business experience are set forth below:

             Name              Age             Principal Occupation
             ----              ---             --------------------
 Kevin K. Macgillivray.......   41 Chairman and Chief Executive Officer, Splash
 Mark Hill...................   39 Chief Executive Officer, Done.com
 Peter Y. Chung..............   32 General Partner, Summit Partners, L.P.
 Charles W. Berger...........   46 Chairman and Chief Executive Officer,
                                   AdForce, Inc.
 Jan L. Gullett..............   46 President and Chief Executive Officer,
                                   WebSwap
 Harold L. Covert............   53 Executive Vice President and Chief Financial
                                   Officer, Silicon Graphics, Inc.

   The Board of Directors is divided into three classes, serving staggered three-year terms. The terms of Messrs. Hill and Chung expire at the 2003 Annual Meeting. The terms of Messrs. Macgillivray and Covert expire at the 2002 Annual Meeting. The terms of Messrs. Gullett and Berger expire at the 2001 Annual Meeting.

   Except as indicated below, each director has been engaged in the principal occupation set forth above during the past five years. There are no family relationships between any directors or executive officers of Splash.

   Kevin K. Macgillivray has served as chairman, chief executive officer, and director of Splash since January 1996. From April 1995 until January 1996, Mr. Macgillivray was vice president and general manager of the Publishing Division of Radius Inc., a manufacturer of computer video cards and display products. From May 1993 to April 1995, Mr. Macgillivray held other managerial positions within Radius Inc. and SuperMac Technology, Inc., which merged into Radius Inc. in 1994. From May 1991 to May 1993, Mr. Macgillivray was vice president and general manager of Oce Graphics USA, a computer peripherals manufacturer.

   Mark Hill has been a director of Splash since April 2000. Mr. Hill serves as chief executive officer of Done.com. Mr. Hill served as a vice president and general manager of Xerox Corporation from 1992 until 1999. From 1989 until 1992 he served as a consultant for Bain & Company. Mr. Hill holds an MBA from Harvard Business School and a BA from Harvard College.

   Peter Y. Chung has been a director of Splash since its formation in December 1995. Mr. Chung has served as a general partner at Summit Partners, L.P., a venture capital partnership, since December 1997. From December 1996 to December 1997, Mr. Chung served as a vice president at Summit Partners, L.P. From August 1994 to December 1996, Mr. Chung served as a senior associate at Summit Partners, L.P. From August 1989 to July 1992, Mr. Chung was employed by Goldman, Sachs & Co., an investment banking firm.

   Charles W. Berger has been a director of Splash since January 1996. Mr. Berger has been chairman and chief executive officer of AdForce, Inc. since July 1997. Mr. Berger has also been a director of Radius Inc. since March 1994 and was chief executive officer for Radius Inc. from March 1993 until July 1997. From April 1992 until he joined Radius Inc., Mr. Berger was senior vice president, worldwide sales, operations and support for Claris Corporation, a software subsidiary of Apple Computer, Inc., a personal computer manufacturer, that develops and markets application software. From March 1989 to April 1992, Mr. Berger held various executive positions at Sun Microsystems, Inc. and its subsidiaries.

   Jan Gullett has been a director of Splash since April 2000. Mr. Gullett joined WebSwap in 1998 and serves as chief executive officer and president. Mr. Gullett joined Procter & Gamble in 1977 in brand management. From 1982 to 1991 Mr. Gullett served in various capacities at Sara Lee Corporation, including executive director of mergers and acquisitions, vice president of sales, and division general manager. Mr. Gullett joined PepsiCo in 1991 where he served in several posts, including vice president and general manager. Mr. Gullett joined Broderbund Software in 1995 and served as senior vice president. He also served as chief executive officer and president of PlanetWeb, a developer of Internet software. Mr. Gullett holds an MBA from Harvard Business School and a BA from Miami University.

   Harold L. Covert has been a director of Splash since August 2000. Mr. Covert joined Silicon Graphics Inc. as Executive Vice President and Chief Financial Officer in July 2000. Mr. Covert previously served as the Chief Financial Officer of Red Hat, Inc. from March 2000 until July 2000. From April 1998 to March 2000, Mr. Covert was Executive Vice President and Chief Financial Officer of Adobe Systems, Inc. From January 1991 to April 1998, Mr. Covert was a Partner in the firm of DHJ & Associates, Inc. Consultants and Certified Public Accountants. During the last three and a half years of this period, he acted in a full time capacity as Chief Financial Officer for three companies.

                    THE CURRENT EXECUTIVE OFFICERS OF SPLASH

   The current executive officers of Splash, their ages, and their positions with the Splash and business experience are set forth below:

             Name              Age Principal Occupation And Business Experience
             ----              --- --------------------------------------------
 Kevin K. Macgillivray.......   41 Kevin K. Macgillivray has served as
                                   President, Chief Executive Officer and a
                                   director of Splash since January 1996. From
                                   April 1995 until January 1996, Mr.
                                   Macgillivray was Vice President and General
                                   Manager of the Publishing Division of
                                   Radius, Inc., a manufacturer of computer
                                   video cards and display products. From May
                                   1993 to April 1995, Mr. Macgillivray held
                                   other managerial positions within Radius,
                                   Inc. and SuperMac Technology, Inc. which
                                   merged into Radius, Inc. in 1994. From 1991
                                   to May 1993, Mr. Macgillivray was Vice
                                   President and General Manager of Oce
                                   Graphics USA, a computer peripherals
                                   manufacturer. Mr. Macgillivray received a
                                   B.S. in Mechanical Engineering from Stanford
                                   University.

 John Ritchie................   34 John Ritchie was promoted to Chief Financial
                                   Officer effective January 2000. Prior to
                                   that he served as Vice President, Finance
                                   for Splash. Mr. Ritchie joined Splash in
                                   early 1996 and served as the Corporate
                                   Controller until July 1999. From 1993 to
                                   1996, Mr. Ritchie was a Divisional
                                   Controller for Western Waste Industries, an
                                   environmental services firm. From 1989 to
                                   1993, Mr. Ritchie held various financial
                                   positions at Oce Graphics USA, a computer
                                   peripherals manufacturer. Mr. Ritchie
                                   received a B.S. in Business Administration
                                   with a concentration in accounting from San
                                   Jose State University.

 David Emmett................   58 David Emmett joined Splash in February 2000
                                   as Senior Vice President, Engineering after
                                   spending 2 years as Senior Vice President,
                                   Engineering at Peerless Systems Corporation
                                   in El Segundo, California. Mr. Emmett's
                                   previous four years were spent at Adobe
                                   Systems, where he managed the Acrobat
                                   business unit, and subsequently transferred
                                   to the Printing and Systems Division where
                                   he was Vice President, Engineering. Mr.
                                   Emmett studied Physics and Pure Mathematics
                                   at Exeter University in England, and has an
                                   MBA from Pepperdine University.

                         BOARD COMMITTEES AND MEETINGS

   The Board of Directors of Splash held a total of seven (7) meetings from January 1, 1999 through December 31, 1999. During Fiscal 1999, no director attended fewer than seventy-five percent (75%) of the meetings of the Board of Directors with the exception of Greg Avis, who attended seventy-one percent (71%) of the meetings. Effective upon the addition of Harold Covert to the Board of Directors in July 2000, Mr. Avis resigned from the Board of Directors.

   The Board of Directors established an Audit Committee and a Compensation Committee in connection with Splash's initial public offering in October 1996. The Board of Directors has no nominating committee or any committee performing similar functions.

   The Audit Committee currently consists of Messrs. Chung and Berger. The Audit Committee aids management in the establishment and supervision of Splash's financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and Splash's independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of Splash's financial affairs. The Audit Committee held 4 meetings in 1999.

   The Compensation Committee currently consists of Messrs. Covert and Berger. During 1999, Mr. Avis served on the Compensation Committee. The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for Splash's officers and employees and administers Splash's 1996 Stock Option Plan and 1996 Employee Stock Purchase Plan. The Compensation Committee held 3 meetings in 1999.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information known to Splash with respect to beneficial ownership of the Common Stock as of August 31, 2000 by
(i) each beneficial owner of more than 5% of the Common Stock, (ii) each director, (iii) each Named Executive Officer and (iv) all directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

                                                         Number of Percent of
          Name and Address of Beneficial Owner            Shares   Total(1)(2)
          ------------------------------------           --------- -----------
State of Wisconsin Investment Board(16)................. 1,399,000     9.6%
Wellington Management Co. LLP(17)....................... 1,394,300     9.5%
Greenlight Capital, L.L.C.(18).......................... 1,340,500     9.2%
Charles W. Berger(3)(10)(11)............................    11,250       *
Harold Covert (13)(10)..................................     5,000       *
Jan Gullett(5)(9)(10)...................................     7,500       *
Peter Y. Chung(4).......................................       --        *
Mark Hill(6)(9)(10).....................................     7,500       *
Kevin K. Macgillivray(7)(8).............................   344,865     2.4%
Douglas Bender(12)......................................    22,500       *
Michael Orr(12).........................................       --        *
Joan P. Platt(12).......................................       --        *
David Emmett(8)(14).....................................   124,000       *
John Ritchie (8)(15)....................................   105,302       *
All directors and executive officers as a group(19)
 (11 persons)...........................................   627,917     4.3%

--------
*   Percentage of shares beneficially owned is less than one percent of total.
(1) Beneficial ownership is determined in accordance with the rules of Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of August 31, 2000 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

 (2) Percentage of ownership is based on 14,611,430 shares of Common Stock outstanding on August 31, 2000.

 (3) Such person's address is: c/o AdForce, Inc., 10590 North Tantau Avenue, Cupertino, CA 95014.

 (4) Such person's address is: c/o Summit Partners L.P., 499 Hamilton Avenue Suite 200, Palo Alto, CA 94301.

 (5) Such person's address is: c/o WebSwap, 2585 East Bayshore Road, Palo Alto, CA 94303.

 (6) Such person's address is: c/o Done.com, 1301 Shoreway Road, Belmont, CA 94002.

 (7) Includes 172,000 shares issuable upon the exercise of options which vest over four years; such options may be exercised immediately as to all shares, provided that the unvested shares shall be subject to a right of repurchase in favor of Splash.

 (8) Such person's address is: c/o Splash Technology Holdings, Inc., 555 Del Rey Avenue, Sunnyvale, CA 94085.

 (9) Includes 2,500 shares issuable upon the exercise of options which vested immediately.

(10) Includes 5,000 shares issuable upon the exercise of options which vest over three years; such options may be exercised immediately as to all shares, provided that unvested shares shall be subject to a right of repurchase in favor of Splash.

(11) Includes 5,000 shares issuable upon the exercise of options which vested immediately.

(12) Left Splash in 1999.

(13) Such person's address is: c/o Silicon Graphics, Inc., 1600 Ampitheatre Pkwy., ms 003, Mountain View, CA 94043.

(14) Mr. Emmett joined Splash in January 2000. Includes 124,000 shares issuable upon the exercise of options which vest over four years; such options may be exercised immediately as to all shares, provided that the unvested shares shall be subject to a right of repurchase in favor of Splash.

(15) Mr. Ritchie was promoted to Chief Financial Officer in January 2000. Includes 99,100 shares issuable upon the exercise of options which vest over four years; such options may be exercised immediately as to all shares, provided that the unvested shares shall be subject to a right of repurchase in favor of Splash.

(16) Such person's address is: 121 East Wilson Street, Madison, WI 53707.

(17) Such person's address is: 75 State Street, Boston, MA 02109.

(18) Such person's address is: Greenlight Capital, L.L.C., 420 Lexington Avenue, Suite 1740, New York, NY, 10170. Greenlight Capital, L.L.C. and principals David Einhorn and Jeffrey Keswin are the beneficial owners of 1,135,800 shares. Includes 266,000 shares held by Greenlight Capital, L.P., 424,500 shares held by Greenlight Capital Qualified L.P. and 445,300 shares held by Greenlight Capital Offshore Ltd. Greenlight Capital, L.L.C. has the sole power to vote and dispose of the shares beneficially owned by it. As the principals of Greenlight Capital, L.L.C., Messrs. Einhorn and Keswin may direct the vote and disposition of the shares beneficially owned by Greenlight Capital, L.L.C.

(19) Includes 10,000 shares issuable upon the exercise of options which vested immediately. Also included are 395,100, and 20,000 shares issuable upon the exercise of options which vest over four years and three years, respectively; such options may be exercised immediately as to all shares, provided that the unvested shares shall be subject to a right of repurchase in favor of Splash.

EXECUTIVE COMPENSATION

   The following table sets forth a summary of the compensation paid by Splash for the years ended December 31, 1997, 1998, and 1999, to Splash's Chief Executive Officer and Splash's three other most highly compensated executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities to Splash.

                           SUMMARY COMPENSATION TABLE

                                                                 Long-Term
                                                                Compensation
                                     Annual Compensation           Awards
                               -------------------------------- ------------
                                                      Other      Securities
   Name and Principal                    Incentive    Annual     Underlying   All Other
        Position          Year Salary(1)   Bonus   Compensation  Options(2)  Compensation
   ------------------     ---- --------- --------- ------------ ------------ ------------
Kevin K. Macgillivray...  1999 $270,000       --        --          --        $ 3,191(3)
 Chairman and Chief       1998  257,537  $ 81,400       --       72,000(6)      4,389(3)
 Executive Officer        1997  180,577   176,940       --       90,000         1,483(3)
                                                                               88,373(4)

Joan P. Platt(5)........  1999   66,205    10,000       --          --          1,033(3)
 Vice President, Finance  1998  174,017    29,700       --       44,000(6)      3,529(3)
 and Admin and Chief      1997  143,462    66,849       --       55,000         1,268(3)
 Financial Officer                                                             18,133(4)

Michael Orr(5)..........  1999  147,957    40,000       --          --            834(3)
 Vice President, Sales    1998  123,720   105,000       --       90,000           803(3)
 and Marketing                                                   72,000(6)

Douglas Bender(5).......  1999  132,904    32,760       --       90,000           --

--------
(1) Includes compensation deferred by the employee under Splash's retirement plans.

(2) Consists of options to purchase shares of Common Stock under Splash's 1996 Stock Option Plan.

(3) Consists of the vesting of contributions made by Splash under its qualified 401(k) retirement plan.

(4) Consists of reimbursement for underwriting fees paid by the Named Executive Officer (including taxes payable in respect thereof) in connection with the follow-on offering of Common Stock on August 25, 1997.

(5) Left Splash in 1999.

(6) Represents options issued in October, 1998 in a four for five exchange for options previously granted (pursuant to an option repricing).

OPTION GRANTS AND EXERCISES

   The following table sets forth certain information with respect to stock option grants during Fiscal 1999 to the Named Executive Officers. In accordance with the rules of the SEC, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation from the option exercise price of 5% and 10%, compounded annually. These amounts are based on certain assumed rates of appreciation and do not represent Splash's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the Common Stock.

   In October 1998, partially in response to the repricing of Splash's stock options, Splash's Board of Director froze executive salaries and incentive plan bases for 1999 and eliminated certain executive option grants.

                             OPTION GRANTS IN 1999

                                      Individual Grants
                         -------------------------------------------- Potential Realizable Value
                         Number of   Percent of                         at Assumed Annual Rates
                         Securities Total Options                     of Stock Price Appreciation
                         Underlying  Granted to   Exercise                  for Option Term
                          Options   Employees in  or Base  Expiration ----------------------------
          Name            Granted    Fiscal Year   Price      Date         5%            10%
          ----           ---------- ------------- -------- ---------- ------------- --------------
Kevin K. Macgillivray...      --         --          --         --              --            --
Joan P. Platt...........      --         --          --         --              --            --
Michael Orr.............      --         --          --         --              --            --
Douglas Bender(1).......   90,000         21%      6.969     2/8/08         394,449       999,611

--------
(1) Mr. Bender left Splash in October of 1999. As a result, only 22,500 of his options were vested.

   The following table sets forth information with respect to options exercised during Fiscal 1999 by the Named Executive Officers and the value of unexercised options at December 31, 1999.

             AGGREGATE OPTION EXERCISES IN 1999 AND YEAR-END VALUES

                                                  Number of Securities               Value of Unexercised
                                                 Underlying Unexercised             in-the-Money Options at
                           Shares             Options at December 31, 1999           December 31, 1999(1)
                         Acquired on  Value   ----------------------------------   -------------------------
          Name            Exercise   Realized  Exercisable        Unexercisable    Exercisable Unexercisable
          ----           ----------- -------- ---------------    ---------------   ----------- -------------
Kevin K. Macgillivray...      --        --            72,000               --          $36,000         --
Joan Platt..............      --        --               --                --              --          --
Michael Orr.............      --        --               --                --              --          --
Douglas Bender..........      --        --            22,500               --          $41,400         --

--------
(1) Based on December 31, 1999 closing price of $8.81.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

   The Compensation Committee of Splash's Board of Directors is responsible for reviewing and approving Splash's compensation policies and the compensation paid to executive officers. The Committee is comprised of Messrs. Hill and Berger, neither of whom is an employee of Splash.

COMPENSATION PHILOSOPHY

   The general philosophy of Splash's compensation program is to offer executive officers competitive compensation based both on Splash's performance and on the individual's contribution and performance. Splash's compensation policies are intended to motivate, reward and retain highly qualified executives for long-term strategic management and the enhancement of stockholder value, to support a performance-oriented environment that rewards achievement of specific internal Company goals and to attract and retain executives whose abilities are critical to the long-term success and competitiveness of Splash.

   There are four main components in Splash's executive compensation program:

  .  Base Salary

  .  Incentive Bonus

  .  Stock Incentives

  .  Deferred Compensation

BASE SALARY

   The salaries of the executive officers, including the Chief Executive Officer, are determined annually by the Compensation Committee with reference to surveys of salaries paid to executives with similar responsibilities at comparable companies, generally in the high technology industry. The peer group for each executive officer is composed of executives whose responsibilities are similar in scope and content. Splash seeks to set executive compensation levels that are competitive with the average levels of peer group compensation.

INCENTIVE BONUS

   Annual incentive bonuses for executive officers are intended to reflect the Compensation Committee's belief that a significant portion of the annual compensation of each executive officer should be contingent upon the performance of Splash, as well as the individual contribution of each officer.

STOCK INCENTIVES

   Splash utilizes stock options as long term incentives to reward and retain executive officers. The Compensation Committee believes that this practice links management interests with stockholder interests and motivates executive officers to make long-term decisions that are in the best interests of Splash. The Committee also believes that executive officers and other key employees should own a significant percentage of Common Stock. Generally, stock options vest over four years after the grant date and optionees must be employed by Splash at the time of vesting in order to exercise the options.

   The Compensation Committee believes that stock option grants provide an incentive which focuses the executives' attention on Splash from the perspective of an owner with an equity stake in the business. Because options are typically granted with an exercise price equal to the fair market value of the Common Stock on the date of grant, Splash's stock options are tied to the future performance of the Common Stock and will provide value to the recipient only when the price of Splash's stock increases above the exercise price, that is, only to the extent that stockholders as a whole have benefited.

DEFERRED COMPENSATION

   In June 1998, Splash established a deferred compensation plan for its executives. Each executive may voluntarily contribute a portion of their salary and bonus to the plan. Splash at its discretion may make contributions to the plan on behalf of its executives. Splash to date has made no contributions to the plan.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

   Kevin K. Macgillivray has been Splash's Chairman and Chief Executive Officer since January 1996. Mr. Macgillivray received no bonus or stock option grants for 1999.

PERFORMANCE GRAPH

   The following line graph compares the cumulative total stockholder return for Common Stock with the Nasdaq U.S. Index and the Hambrecht & Quist Technology Index (the "Peer Group") for the period commencing October 9, 1996 and ending December 31, 1999. The graph assumes that $100 was invested on the date of Splash's initial public offering, October 9, 1996, and that all dividends are reinvested. In accordance with the guidelines of the SEC, the stockholder return for each entity in the Peer Group has been weighted on the basis of market capitalization as of each measurement date set forth in the graph. Historic stock price performance should not be considered indicative of future stock price performance.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG SPLASH, NASDAQ U.S. INDEX
                     AND HAMBRECHT & QUIST TECHNOLOGY INDEX

                  [Performance Graph of Splash's Common Stock]

                            SPLASH      H & Q       NASDAQ
                            ------      -----       ------
              10/9/96       100.00%     100.00%     100.00%
             12/31/96       195.45%     107.18%     104.28%
              3/31/97       227.27%     102.11%      98.68%
              6/30/97       328.41%     122.84%     116.49%
              9/30/97       355.68%     143.01%     136.16%
             12/31/97       204.55%     125.38%     126.85%
              3/31/98       152.27%     151.78%     148.22%
              6/30/98       156.25%     155.33%     152.99%
              9/30/98       129.55%     138.00%     136.75%
             12/31/98        67.62%     194.73%     177.06%
              3/31/99        55.12%     212.16%     198.79%
              6/30/99        63.92%     251.13%     216.96%
              9/30/99        55.68%     265.45%     221.81%
             12/31/99        80.12%     434.34%     328.68%

TRANSACTIONS WITH MANAGEMENT

   No reportable transactions occurred during 1999 between Splash and its officers and directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   During Fiscal 1999 the Compensation Committee of the Board of Directors consisted of Messrs. Avis and Berger. Neither of these individuals were at any time since the formation of Splash an officer or employee of Splash. No executive officer of Splash serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Splash's Board of Directors or Compensation Committee.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT

   Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Splash's executive officers and directors and persons who own more than ten percent of a registered class of Splash's equity securities to file an initial report of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than ten percent stockholders are also required by SEC rules to furnish Splash with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, Splash believes that, with respect to 1999, except for the late filing of a Form 5 by Joan P. Platt in February, all filing requirements applicable to its officers, directors and ten percent stockholders were complied with.

                                                                         ANNEX B

                     [LETTERHEAD OF THOMAS WEISEL PARTNERS]


August 30, 2000

Board of Directors
Splash Technology Holdings, Inc.
                                                [LOGO OF THOMAS WEISEL PARTNERS]
555 Del Rey Avenue
Sunnyvale, California 94086

Gentlemen:

   We understand that Splash Technology Holdings, Inc., a Delaware corporation ("Seller"), Electronics For Imaging, Inc., a Delaware corporation ("Buyer"), and Vancouver Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Buyer ("Purchaser"), have entered into an Agreement and Plan of Merger dated August 30, 2000 (the "Merger Agreement"), providing for a tender offer (the "Tender Offer") for all of the outstanding shares (the "Shares") of Common Stock, par value $0.001 per share (the "Seller Common Stock"), of Seller pursuant to which the Purchaser will pay $10.00 per Share in cash for each Share accepted. The Merger Agreement further provides that following completion of the Tender Offer, the Purchaser will be merged with and into Seller (the "Merger") and each outstanding Share (other than Shares already owned by Buyer or any of its subsidiaries, Shares held in the treasury of Seller and any Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive $10.00 in cash. The terms and conditions of the Tender Offer and the Merger are set forth in more detail in the Merger Agreement.

   You have asked for our opinion as investment bankers as to whether the $10.00 in cash to be received by the holders of Shares in the Tender Offer and the Merger (other than Buyer or any of its subsidiaries) is fair to such shareholders from a financial point of view, as of the date hereof.

   In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Seller, including the consolidated financial statements for recent years and interim periods to June 30, 2000 and certain other relevant financial and operating data relating to Seller made available to us from published sources and from the internal records of Seller; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Seller Common Stock; (iv) compared Seller and Buyer from a financial point of view with certain other companies in the printer-server industry which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the hardware and software industries specifically and in the technology industry generally which we deemed to be comparable, in whole or in part, to the business combination contemplated by the Merger Agreement; (vi) reviewed and discussed with representatives of the management of Seller certain information of a business and financial nature regarding Seller, furnished to us by them;
(vii) made inquiries regarding and discussed the Tender Offer, the Merger and the Merger Agreement and other matters related thereto with Seller's counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

   In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. We have assumed that there have been no material changes in Seller's assets, financial condition, results of operations, business or prospects since the date of its last financial statements made available to us. We have relied on advice of counsel to Seller as to all legal matters with respect to Seller, the Tender Offer, the Merger and the Merger Agreement. We have assumed that the Tender Offer and the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In

Board of Directors
Splash Technology Holdings, Inc.
August 30, 2000
                                                [LOGO OF THOMAS WEISEL PARTNERS]
Page 2

addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Seller, nor have we been furnished with any such appraisals. You have informed us, and we have assumed, that the Merger will be recorded as a purchase under generally accepted accounting principles. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

   We have further assumed with your consent that the Tender Offer and the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by Seller of any of the conditions to its obligations thereunder.

   We have acted as financial advisor to Seller in connection with the Tender Offer and the Merger and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of our business, we actively trade the equity securities of Seller and Buyer for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the $10.00 in cash to be received by the shareholders of Seller (other than Buyer and any of its subsidiaries) pursuant to the Tender Offer and the Merger is fair to such shareholders from a financial point of view, as of the date hereof.

   This opinion is directed to the Board of Directors of Seller in its consideration of the Tender Offer and the Merger and is not a recommendation to any shareholder as to whether or not such shareholder should tender such shareholder's Shares in connection with the Tender Offer. Further, this opinion addresses only the financial fairness of the $10.00 in cash to be received by the shareholders of Seller in the Tender Offer and the Merger and does not address the relative merits of the Tender Offer or the Merger and any alternatives to the Tender Offer and the Merger, Seller's underlying decision to proceed with or effect the Tender Offer and the Merger, or any other aspect of the Tender Offer and the Merger. This opinion may not be used or referred to by Seller, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in the Schedule 14D-9 to be filed with the Securities and Exchange Commission in connection with the Tender Offer.

                                          Very truly yours,

                                          /S/ THOMAS WEISEL PARTNERS LLC

                                          THOMAS WEISEL PARTNERS LLC

                                      B-2